SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM 12b-25

Commission File Number 001-12568

NOTIFICATION OF LATE FILING

(Check One): [ ] Form 10-K    [ ] Form 11-K    [X] Form 20-F    [ ] Form 10-Q    [ ] Form N-SAR

For Period Ended: December 31, 2002

[ ] Transition Report on Form 10-K	[ ] Transition Report on Form 10-Q
[ ] Transition Report on Form 20-F	[ ] Transition Report on Form N-SAR
[ ] Transition Report on Form 11-K

For the Transition Period Ended:
           Read attached instruction sheet before preparing form. Please print or type.

     Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

     If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

Part I. Registrant Information

Full name of registrant      BBVA Banco Francés S.A.

Former name if applicable

Address of principal executive office (Street and number)

Reconquista 199

City, State and Zip Code     1003 Buenos Aires, Republic of Argentina

Part II. Rule 12b-25 (b) and (c)

     If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check appropriate box.)

[X]	(a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

[X]	(b) The subject annual report, semi-annual report, transition report on Form 10-K, 20-F, 11-K or Form N-SAR, or portion thereof will be filed on or before the 15th calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

[X]	(c) The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

Part III.   Narrative

     State below in reasonable detail the reasons why Form 10-K, 11-K, 20-F, 10-Q, N-SAR or the transition report portion thereof could not be filed within the prescribed time period. (Attach extra sheets if needed.)

     Our independent accountants, Deloitte & Co. S.R.L., need additional time to complete their review and approval requirements in order to issue a final audit report on the consolidated financial statements for inclusion in our Form 20-F. Due to the conversion in Argentina of assets and liabilities from dollars to pesos, Deloitte & Co. S.R.L. is evaluating the appropriate method of accounting according to U.S. GAAP for the compensation we received from the Argentine government to redress the effects of the conversion. We expect to file the Form 20-F no later than July 15, 2003.

Part IV.   Other Information

     (1) Name and telephone number of person to contact in regard to this notification.

Katia Brener	(212) 450-4465

(Name)	(Area Code) (Telephone Number)

     (2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

[X] Yes      [ ] No

     (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

[ ] Yes      [X] No

     If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

BBVA Banco Francés S.A.

(Name of registrant as specified in charter)

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Has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date	June 30, 2003	By	/s/ Jorge Carlos Bledel

Name: Jorge Carlos Bledel
Title: Chief Executive Officer

EXHIBIT A

                                                  June 30, 2003

Mr. Jorge Carlos Bledel
BBVA Banco Francés S.A.
Buenos Aires, Argentina

Dear Sir:

     We are in the process of completing our review and approval requirements to enable us to issue our independent auditors’ report on the financial statements to be included in the Annual Report of BBVA Banco Francés S.A. on Form 20-F. We expect to issue our report no later than July 7, 2003.

Very truly yours,

DELOITTE & CO. S.R.L.

/s/ Carlos Srulevich

Carlos Srulevich
Partner

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